Exhibit 99.1

NICE Actimize Wins Three 2023 Global Banking & Finance Awards Highlighting
Excellence in Innovation in Anti-Fraud Technology

NICE Actimize has invested in advanced technologies that manage emerging fraud vectors including authorized and unauthorized payments fraud as well as first-party fraud and money mules

Hoboken, N.J., May 1, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that for the second consecutive year Global Banking & Finance Review, a financial media platform with over three million readers worldwide, has awarded the firm honors for excellence in innovation as a best anti-fraud solutions provider. The 2023 Global Banking & Finance Awards® recognitions included the following winning categories for NICE Actimize: Anti-Fraud/Security Solutions Europe 2023; Anti-Fraud/Security Solutions Asia Pacific 2023; and Anti-Fraud/Security Solutions North America 2023.

NICE Actimize's IFM-X integrated fraud management provides real-time, end-to-end fraud prevention coverage that continuously adapts to new and emerging fraud threats across the customer lifecycle, combining advanced AI/ML techniques with strong fraud domain expertise to combat authorized and unauthorized payments fraud as well as first-party fraud and money mules.

According to Wanda Rich, Editor, Global Banking & Finance Review, “New fraud typologies are increasing challenges to global financial institutions. Our editorial team congratulates NICE Actimize for its continued contributions to fighting financial crime with leading enterprise fraud solutions; its dedication to innovation confirms its strengths by providing the latest advanced technologies, including artificial intelligence, machine learning, and expertise in the cloud.”

“Financial institutions of all sizes continue to face an increasing volume of emerging fraud vectors and complex threats while dealing with the speed of digital acceleration. NICE Actimize has invested in advanced technologies that manage these challenges while balancing risk and providing a seamless customer experience,” said Craig Costigan, CEO, NICE Actimize. ”Once again, it’s an honor to receive recognition acknowledging our contributions to providing advanced fraud solutions.”

NICE Actimize also addresses mid-market regional and community banks with its Xceed cloud-based, AI-first approach to fraud prevention. The Xceed approach reduces manual reviews, lowers false positives, and prioritizes alerts while automating many operational processes, reducing operational costs and increasing ROI.

Please click here for further information on NICE Actimize’s industry-leading Enterprise Fraud solutions.

Please click here to learn more about the 2023 Global Banking & Finance Review awards.

About Global Banking and Finance Review
Global Banking & Finance Review® is a leading Financial Platform established in 2010 – A Media Powerhouse with its own Online Portal, Print & Digital magazine reaching over 3 million readers worldwide on an annual basis. Since the inception of the Global Banking & Finance Awards® in 2011, The Awards reflect the innovation, achievement, strategy, progressive and inspirational changes taking place within the Global Financial community. The awards were created to recognize companies of all sizes which are prominent in particular areas of expertise and excellence within the financial world. The Banking Awards & the Financial Awards are known throughout the global banking and financial community as a symbol of excellence.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction.www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.